VOYA INVESTMENT MANAGEMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100

SCOTTSDALE, AZ 85258

March 14, 2017

VIA EDGAR – FORM DEL AM

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Delaying Amendment for Voya Mutual Funds (Voya CBRE Long/Short Fund) Registration Statement on Form N-14 (File No. 333-216028)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), on behalf of Voya Mutual Funds (the “Registrant”) we hereby file a delaying amendment with respect to the Registrant’s Registration Statement on Form N-14 (the “Registration Statement”) (File No. 333-216028) relating to the reorganization of CBRE Clarion Long/Short Fund , a series of The Advisors’ Inner Circle Fund, with and into Voya CBRE Long/Short Fund, a series of the Registrant. The Registration Statement was filed with the Securities and Exchange Commission on February 13, 2017 and was scheduled to go effective on March 15, 2017, pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment that specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Scottsdale and the State of Arizona on the 14th of March, 2017.

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please call Jessica Reece at (617) 235-4636.

Securities and Exchange Commission	- 2 -	March 14, 2017

Very truly yours,

/s/ Kristen Freeman

Kristen J. Freeman

Vice President and Counsel

Voya Mutual Fund Legal Department

Voya Investment Management